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_________________________________________

STUART M. STRAUSS

stuart.strauss@dechert.com
+1 212 698 3529  Direct
+1 212 698 0453 Fax

May 26, 2016

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Dominic Minore, Division of Investment Management

Re:	The Saratoga Advantage Trust
(File No. 033-79708; 811-08542)

Dear Mr. Minore:

Thank you for your telephonic comments regarding Post-Effective Amendment No. 70 to The Saratoga Advantage Trust’s (the “Trust” or the “Registrant”) registration statement on Form N-1A relating to a new portfolio of the Trust, the James Alpha Hedged High Income Portfolio (the “Portfolio”), filed with the Securities and Exchange Commission (the “Commission”) on March 11, 2016. The Trust has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Trust’s registration statement on its behalf.

Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments with respect to the Portfolio and provide responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 74 to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about May 27, 2016 (the “Amendment”).

Prospectus

Comment 1.	Please file a letter responding to these comments from the Staff that incorporates the “Tandy” information via EDGAR.

Response 1. This letter includes the “Tandy” information and will be filed via EDGAR.

Comment 2.	In the “Fees and Expenses of the Portfolio” section, please revise footnote 3 to the fee table to clarify that dividends, interest and other expenses related to short positions are included in “Other Expenses” given that short selling is a principal investment strategy of the Portfolio.

Response 2. The Trust does not currently expect dividends, interest and other expenses related to short positions of the Portfolio to exceed one basis point, and as such has not added additional disclosure.

Comment 3.	In the “Fees and Expenses of the Portfolio” section, we note that footnote 4 refers to the operating expense limitation agreement between the Manager and the Portfolio. Please file such agreement as an exhibit to the 485(b) filing for the Portfolio.

Response 3. The Trust hereby confirms that the operating expense limitation agreement will be filed as an exhibit to the 485(b) filing for the Portfolio.

Comment 4.	In the “Fees and Expenses of the Portfolio” section, footnote 4 discloses the Manager’s ability to seek reimbursement from the Portfolio with respect to fees waived and Portfolio expenses paid by the Manager within three years of the end of the fiscal year in which such fees were waived or expenses paid. Please clarify the disclosure to indicate that the Manager may only recapture waivers and reimbursements to an extent that such waivers and reimbursements: 1) will not exceed the contractual expense limitation at the time such fees were waived or reimbursed; or 2) will not exceed the current contractual expense limitation, whichever is less.

Response 4. The disclosure has been revised accordingly.

Comment 5.	In the “Principal Investment Strategies” section, the disclosure states that the Portfolio will seek to achieve its investment objective by investing, under normal market conditions, primarily all of its assets in fixed income and fixed income-related securities, using a combination of long-short, long-only and hedging strategies. Please revise the disclosure to clarify the meaning of “fixed income-related securities.”

Response 5. The disclosure has been revised accordingly.

Comment 6.	In the “Principal Investment Strategies” section under the sub-heading “Relative Value Long/Short Debt Strategy,” please revise the disclosure related to the Portfolio’s research tools to describe “corporate credit option-adjusted spread analysis” in accordance with plain English principles.

Response 6. The disclosure has been revised accordingly.

Comment 7.	In the “Principal Investment Strategies” section, the disclosure states that one or more of the Portfolio’s strategies may be achieved through investment in exchange-traded funds (“ETFs”) and other registered investment companies instead of direct investments. Please confirm supplementally whether such ETFs and investment companies will be registered under the Securities Act of 1933, as amended (the “1933 Act”). If the Portfolio will invest in ETFs and investment companies that are not registered under the 1933 Act, please confirm that investment in such investment companies and ETFs will be limited to 15% of the Portfolio’s assets and treated as illiquid securities.

Response 7. To the extent the Portfolio invests in ETFs and other investment companies that are not registered under the 1933 Act, the Trust confirms that investments in such ETFs and investment companies will be limited to 15% of the Portfolio’s assets and treated as illiquid securities.

Comment 8.	Please provide the information required by Item 5 of Form N-1A with respect to the Portfolio’s sub-advisers.

Response 8. The disclosure has been revised accordingly.

Comment 9.	In the “Additional Information about Principal Investment Strategies and Risks—Overview: The Manager of Managers Approach” section, the disclosure states: “Important elements of the Manager’s oversight are the periodic rebalancing employed to ensure an appropriate mix of investments in the Portfolio, and ongoing evaluation of the Sub-Advisers to ensure they do not deviate from the stated investment objectives or strategies.” To the extent such rebalancing is expected to result in high portfolio turnover, please provide appropriate risk disclosure.

Response 9. The Trust hereby confirms that the Portfolio is currently not expected to experience high portfolio turnover. To the extent the

Portfolio experiences high portfolio turnover in the future, the Trust will revise the Portfolio’s risk disclosure accordingly.

Comment 10.	In the “Redemption of Shares—Written Redemption Requests” section, please disclose whether receipt of a purchase or redemption order by the U.S. Postal Service (“USPS”) constitutes receipt of such an order by the Trust. If receipt by the USPS does not constitute receipt by the Trust, please disclose any risk to investors of either a delay or uncertainty in receiving a particular NAV when sending purchase or redemption orders to the Trust’s P.O. Box.

Response 10. The following disclosure has been added to the prospectus:

Receipt of a redemption order by the U.S. Postal Service (“USPS”) does not constitute receipt of such an order by the Trust or its Transfer Agent. Requests sent via the USPS will be processed at the NAV on the business day the request is received in good form at the Trust’s Transfer Agent. There may be a delay between the time the request reaches the P.O. Box and the time of the Trust’s receipt of the request, which may affect the NAV at which the request is processed.

Statement of Additional Information

Comment 11.	In the “Fundamental Investment Restrictions” section, restriction number three states that the Portfolio may not “[i]nvest 25% or more of its net assets in securities of issuers in a particular industry or group of industries (other than securities issued or guaranteed by the U.S. Government or any of its agencies or securities of other investment companies). Please note that to the extent that a fund is invested in underlying funds, the Commission takes the position that the fund should look-through to the holdings of the underlying funds to monitor its industry concentration policy. Accordingly, please confirm whether the Portfolio will look through to the securities of investment companies in which the Portfolio invests for purposes of compliance with its industry concentration policy.

Response 11. The Portfolio will not look through to the underlying investment portfolio of another investment company for purposes of its industry concentration policy. We believe this approach is reasonable and consistent with the approach articulated in Guide 19, since rescinded, to Form N-1A, which provided that if a registrant selects its own industry classification it must be reasonable and disclosed in the registration statement.

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

●	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;
●	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
●	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax). Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss